Fortuna Silver Mines Inc.

Years ended December 31, 2015 and 2014

Consolidated Financial Statements

March 14, 2016

(All amounts in US$’000’s unless otherwise stated)

The accompanying notes are an integral part of these consolidated financial statements Page 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Fortuna Silver Mines Inc.

We have audited the accompanying consolidated financial statements of Fortuna Silver Mines Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, and the consolidated statements of net (loss) income, consolidated statements of comprehensive (loss) income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Fortuna Silver Mines Inc. as at December 31, 2015 and December 31, 2014, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 14, 2016

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF NET (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars, except for share and per share amounts)

	Notes	2015	2014
Sales	18	$154,729	$174,006
Cost of sales	19	111,081	113,753
Mine operating earnings		43,648	60,253

Other expenses
Selling, general and administrative expenses	10 a), 10 b), 20	17,863	25,426
Exploration and evaluation costs	21	320	-
Foreign exchange loss (gain)		1,564	(201)
Impairment of mineral properties	8 b)	25,000	-
Other operating expense	22	741	1,278
Operating (loss) income		(1,840)	33,750

Finance items
Interest income		381	281
Interest expense		(1,758)	(1,152)
Net finance expense	23	(1,377)	(871)

(Loss) income before tax		(3,217)	32,879

Income taxes
Current income tax	14	11,606	13,511
Deferred income tax	14	(4,215)	3,766
		7,391	17,277
Net (loss) income for the year		$(10,608)	$15,602

(Loss) earnings per share -Basic	15 f) i	$(0.08)	$0.12
(Loss) earnings per share - Diluted	15 f) ii	$(0.08)	$0.12
Weighted average number of shares outstanding - Basic	15 f) i	129,001,047	126,786,921
Weighted average number of shares outstanding - Diluted	15 f) ii	129,001,047	128,142,977

The accompanying notes are an integral part of these consolidated financial statements Page 3

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars)

	Notes	2015	2014
Net (loss) income for the year		$(10,608)	$15,602
Other comprehensive loss
Items that may be classified subsequently to net (loss) income
Net change in fair value of hedging instruments, net of nil taxes	5	(307)	-
Unrealized loss on translation of net investment, net of nil taxes		(2,324)	(2,001)
Unrealized gain on translation to presentation currency on foreign operations, net of nil taxes		1,430	887
		$(1,201)	(1,114)
Total comprehensive (loss) income for the year		$(11,809)	$14,488

The accompanying notes are an integral part of these consolidated financial statements Page 4

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars)

	Notes	2015	2014
OPERATING ACTIVITIES
Net (loss) income for the year		$(10,608)	$15,602
Items not involving cash
Depletion, depreciation and amortization		25,739	23,517
Accretion of provisions		310	744
Income taxes		7,391	17,277
Share-based payments		761	5,586
Impairment of mineral properties, plant and equipment	8, 8 b)	25,000	-
Impairment of inventories		585	121
Other operating expense - other	22	(81)	-
Loss on disposal of mineral properties, plant and equipment		46	66
Accrued interest on long term loans receivable and payable		39	(27)
Other		6	11
		49,188	62,897
Changes in non-cash working capital items
Accounts receivable and other assets		13,233	(4,521)
Prepaid expenses		(208)	(49)
Inventories		3,324	282
Trade and other payables		8,106	4,900
Provisions		(273)	(171)
Cash provided by operating activities before interest and income taxes		73,370	63,338
Income taxes paid		(17,846)	(3,417)
Interest expense paid		(1,110)	(4)
Interest income received		354	275
Net cash provided by operating activities		54,768	60,192

INVESTING ACTIVITIES
Purchase of short term investments		(95,453)	(65,657)
Redemptions of short term investments		92,927	47,641
Expenditures on mineral properties, plant and equipment	18	(57,130)	(38,943)
Deposits on long term assets, net		(6,746)	(68)
Proceeds on disposal of mineral properties, plant and equipment		13	67
Net cash used in investing activities		(66,389)	(56,960)

FINANCING ACTIVITIES
Proceeds from bank loan		39,316	-
Net proceeds on issuance of common shares		2,026	8,458
Repayment of finance lease obligations		-	(227)
Net cash provided by financing activities		41,342	8,231

Effect of exchange rate changes on cash and cash equivalents		(370)	(300)

INCREASE IN CASH AND CASH EQUIVALENTS		29,721	11,463

Cash and cash equivalents - beginning of year		42,867	31,704

CASH AND CASH EQUIVALENTS - END OF YEAR		$72,218	$42,867

The accompanying notes are an integral part of these consolidated financial statements Page 5

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31,
(Expressed in thousands of US Dollars)

	Notes	2015	2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	$72,218	$42,867
Short term investments	4	36,031	34,391
Accounts receivable and other assets	6	7,068	19,905
Income tax receivable	14	780	680
Prepaid expenses		1,512	1,592
Inventories	7	10,434	14,937
Total current assets		128,043	114,372
NON-CURRENT ASSETS
Deposits on long-term assets	6	8,716	1,963
Deferred income tax assets	14	492	126
Mineral properties, plant and equipment	8	242,403	233,849
Total assets		$379,654	$350,310

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	9, 10 c)	$28,970	$21,467
Derivative liabilities	5	351	-
Provisions	13	453	809
Income tax payable	14	3,605	9,745
Current portion of other liabilities	12	772	-
Total current liabilities		34,151	32,021
NON-CURRENT LIABILITIES
Bank loan	11	39,486	-
Other liabilities	12	4,620	4,661
Provisions	13	12,052	11,889
Deferred income tax liabilities	14	25,177	29,026
Total liabilities		115,486	77,597
EQUITY
Share capital		203,953	201,057
Equity reserve		14,169	13,800
Accumulated other comprehensive income		808	2,010
Retained earnings		45,238	55,846
Total equity		264,168	272,713
Total liabilities and equity		$379,654	$350,310
Contingencies and capital commitments	24
Subsequent events	25

APPROVED BY THE DIRECTORS
"Jorge Ganoza Durant", Director	"Robert R. Gilmore" , Director
Jorge Ganoza Durant	Robert R. Gilmore

The accompanying notes are an integral part of these consolidated financial statements Page 6

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars, except for share amounts)

	Attributable to equity holders of the Company
	Share Capital		Accumulated Other Comprehensive (Loss) Income (“AOCI”)
	Number of Shares	Amount	Equity Reserve	Hedging Reserve	Foreign Currency Reserve	Total Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Equity
Balance - December 31, 2014	128,537,742	$ 201,057	$ 13,800	$ -	$ 2,010	$ 2,010	$ 55,846	$ 272,713
Exercise of stock options	740,860	2,026	-	-	-	-	-	2,026
Cancellation of treasury shares	(38,035)	-	-	-	-	-	-	-
Transfer of stock option and warrant reserve on exercise of stock options	-	870	(870)	-	-	-	-	-
Share-based payments expense	-	-	1,239	-	-	-	-	1,239
Net loss for the period	-	-		-	-	-	(10,608)	(10,608)
Net change in fair value of hedging instruments	-	-	-	(307)	-	(307)	-	(307)
Unrealized loss on translation of net investment	-	-	-	-	(2,324)	(2,324)	-	(2,324)
Unrealized gain on translation to presentation currency on foreign operations	-	-	-	-	1,430	1,430	-	1,430
Total comprehensive loss for the year				(307)	(895)	(1,201)	(10,608)	(11,809)
Balance - December 31, 2015	129,240,567	$ 203,953	$ 14,169	$ (307)	$ 1,115	$ 808	$ 45,238	$ 264,168

Balance - December 31, 2013	125,973,966	$ 189,092	$ 15,200	$ -	$ 3,124	$ 3,124	$ 40,244	$ 247,660
Exercise of options	2,563,776	8,458	-	-	-	-	-	8,458
Transfer of stock option and warrant reserve on exercise of stock options	-	3,507	(3,507)	-	-	-	-	-
Share-based payments expense	-	-	2,108	-	-	-	-	2,108
Net income for the period			-	-	-	-	15,602	15,602
Unrealized loss on translation of net investment	-	-	-	-	(2,001)	(2,001)	-	(2,001)
Unrealized gain on translation to presentation currency on foreign operations	-	-	-	-	887	887	-	887
Total comprehensive loss for the year	-	-		-	(1,114)	(1,114)	15,602	14.488
Balance - December 31, 2014	128,537,742	$ 201,057	$ 13,800	$ -	$ 2,010	$ 2,010	$ 55,846	$ 272,713

The accompanying notes are an integral part of these consolidated financial statements Page 7

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

1.

Corporate Information

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

2.

Basis of Consolidation and Summary of Significant Accounting Policies

a)

Statement of Compliance

These consolidated financial statements (“Financial Statements”) have been prepared in accordance with the International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The policies applied in these consolidated financial statements are based on IFRS issued and effective as at December 31, 2015.  The Board of Directors approved these financial statements for issue on March 14, 2016.

b)

Basis of Consolidation

These Financial Statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Control is normally achieved through ownership, directly or indirectly, of more than 50% of the voting power.  Control can also be achieved through power over more than half the voting rights by virtue of an agreement with other investors or through the exercise of de facto control.

For non-wholly owned subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control.  The principal subsidiaries of the Company and their geographic locations at December 31, 2015 were as follows:

Page 8

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

b)

Basis of Consolidation (continued)

Name	Entity Type at December 31, 2015	Location	Economic Interest at December 31, 2015	Principal Activity	Method
Minera Bateas S.A.C. (“Bateas”)	Subsidiary	Peru	100%	Caylloma Mine	Consolidation
Fortuna Silver Mines Peru S.A.C. (“FSM Peru”)	Subsidiary	Peru	100%	Service company	Consolidation
Compania Minera Cuzcatlan SA (“Cuzcatlan”)	Subsidiary	Mexico	100%	San Jose Mine	Consolidation
Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”)	Subsidiary	Mexico	100%	Exploration company	Consolidation
Fortuna Silver (Barbados) Inc. (“Barbados”)	Subsidiary	Barbados	100%	Holding company	Consolidation
Continuum Resources Ltd. (“Continuum”)	Subsidiary	Canada	100%	Holding company	Consolidation

 As at December 31, 2015, the Company has no joint arrangements or associates.

c)

Revenue Recognition

Revenue arising from the sale of metal concentrates is recognized when title or the significant risks and rewards of ownership of the concentrates have been transferred to the buyer.  The passing of title to the customer is based on the terms of the sales contract.  Final commodity prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery.  The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing market price.

Variations between the price recorded at the delivery date and the final price set under the sales contracts are caused by changes in market prices, and result in an embedded derivative in accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in sales in the consolidated statement of income.  Sales of metal concentrates are net of refining and treatment charges.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metals prices, weights, and assays as of a date that is typically one, two, or three months after the delivery date.  Typically, the adjustment is based on an inspection of the concentrate by the customer and in certain cases an inspection by a third party.  The Company records adjustments to revenues monthly based on quoted spot prices for the expected settlement period.  Adjustments for weights and assays are recorded when results are determinable or on final settlement.

d)

Cash and Cash Equivalents

Cash and cash equivalents are designated as fair value through profit or loss (“FVTPL”).  Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.  Transaction costs are expensed when incurred through profit or loss.

Page 9

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

Mineral Properties, Plant and Equipment

Costs directly related to construction projects are capitalized to work in progress until the asset is available for use in the manner intended by management.  Completed property, plant and equipment are recorded at cost, net of accumulated depreciation and impairments.  Assets, other than capital work in progress, will be depreciated to their residual values over their estimated useful lives as follows:

Land and buildings
Land	Not depreciated
Mineral properties	Units of production	Declining balance
Buildings, located at the mine	Units of production	Declining balance
Buildings, others	6 – 20 years	Straight line
Leasehold improvements	4 – 8 years	Straight line

Plant and equipment
Machinery and equipment	3 – 15 years	Straight line
Furniture and other equipment	2 – 13 years	Straight line
Transport units	4 – 5 years	Straight line

Capital work in progress	Not depreciated

Equipment under finance lease is initially recorded at the present value of minimum lease payments at the inception of the lease and depreciated as above.  Spare parts and components included in machinery and equipment, depending on the replacement period of the initial component, are depreciated over 8 to 18 months.

Borrowing costs attributed to the construction of qualifying assets are capitalized to mineral properties, plant and equipment are included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the assets are ready for use in the manner intended by management.

On an annual basis, the depreciation method, useful economic life and the residual value of each component asset is reviewed, with any changes recognized prospectively over its remaining useful economic life.

Page 10

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

Mineral Properties, Plant and Equipment (continued)

i.

Exploration and Evaluation Assets

Significant payments related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation assets when future inflow of economic benefits from the properties is probable and until such time as the properties are placed into development, abandoned, sold or considered to be impaired in value.

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Proceeds received from the sale of interests in evaluation and exploration assets are credited to the carrying value of the mineral properties, with any excess included in income as gain or loss on disposal of mineral properties, plant and equipment.

Exploration costs that do not relate to any specific property are expensed as incurred.

ii.

Operational Mining Properties and Mine Development

For operating mines, all exploration within the mineral deposit is capitalized and amortized on a unit-of-production basis over proven and probable reserves and the portion of resources expected to be extracted economically as part of the production cost.

Costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of resources expected to be extracted economically.  Costs of abandoned properties are written-off.

Page 11

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

Mineral Properties, Plant and Equipment (continued)

iii.

Commercial Production

Capital work in progress consists of expenditures for the construction of future mines and includes pre-production revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point in time in which a mine and plant has completed the operational commissioning and has operational results that are expected to remain at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when commercial production commences is based on several qualitative and quantitative factors including but not limited to the following:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating within eighty percent of design capacity;

•

metallurgical recoveries are achieved within eighty percent of projections; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

On the commencement of commercial production, depletion of each mining property will be provided on a unit-of-production basis.  Any costs incurred after the commencement of production are capitalized to the extent they give rise to a future economic benefit.

f)

Asset Impairment

At the end of each reporting period, the Company makes an assessment of impairment indicators and if there are such indicators, then the Company performs a test of impairment.

For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units.  These are typically individual mines or development projects.  Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost to sell (“FVLCTS”) and value in use.

Fair value models are used to determine the recoverable amount of cash generating units. When the recoverable amount is assessed using pre-tax discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans.  For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business. The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, sustaining capital expenditure and reclamation and closures costs.

Page 12

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f)

Asset Impairment (continued)

Where a FVLCTS model is used the cash flow forecast includes net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves and the portion of resources expected to be extracted economically.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years.  A reversal of an impairment loss is recognized into earnings immediately.

g)

Borrowing Costs

Interest and other financing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use.

Capitalization of borrowing costs incurred commences on the date the following three conditions are met:

•

expenditures for the qualifying asset are being incurred;

•

borrowing costs are being incurred; and,

•

activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Borrowing costs incurred after the qualifying assets are ready for their intended use are expensed in the period in which they are incurred.

Borrowing costs, comprised of legal fees and upfront commitment fee, associated with the credit facility for general working capital and future expansion are recorded as Accounts Receivable and Other Assets and amortized over the term of the credit facility.

All other borrowing costs are expensed in the period in which they are incurred.

h)

Provisions

i.

Decommissioning and restoration provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations are initially recognized and recorded as a liability based on estimated future cash flows discounted at the risk-free rate.

The decommissioning and restoration provision (“DRP”) is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate.

Page 13

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

h)

Provisions (continued)

i.

Decommissioning and restoration provisions (continued)

The liability is accreted to full value over time through periodic charges to income. This accretion of provisions is charged to interest expense in the consolidated statements of income.

The amount of the DRP initially recognized is capitalized as part of the related asset’s carrying value and amortized to income. The method of amortization follows that of the underlying asset. The costs related to a DRP are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a DRP no longer exists, there is no longer future benefit related to the costs and as such, the amounts are expensed. For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the liability with an offsetting adjustment to the capitalized retirement cost. For closed sites, adjustments to the DRP that are required as a result of changes in estimates are charged to income in the period in which the adjustment is identified.

ii.

Environmental disturbance restoration provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions (“EDRP”). The costs associated with an EDRP are accrued and charged to earnings in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to an EDRP due to changes in estimates are also charged to earnings in the period of adjustment. These costs are not capitalized as part of the long-lived asset’s carrying value.

iii.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate.

i)

Inventories

Inventories include metals contained in concentrates, stockpiled ore, materials, and supplies.  The classification of metals inventory is determined by the stage in the production process.  Product inventories are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal.

Ore stockpile and finished goods inventories are valued at the lower of production cost and net realizable value.  Materials and supplies are valued at the lower of average cost and net realizable value.  Production costs include all mine site costs.

Page 14

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

j)

Assets Held for Sale

A non-current asset is classified as held for sale when it meets the following criteria:

•

the non-current asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; and,

•

the sale of the non-current asset is highly probable. For the sale to be highly probable:

•

the appropriate level of management must be committed to a plan to sell the asset;

•

an active program to locate a buyer and complete the plan must have been initiated;

•

the non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

•

the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and,

•

actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Assets held for sale are not depreciated.  When the sale of assets held for sale is expect to occur beyond one year, the assets are measured at the lower of its carrying amount and fair value less costs to sell.  Any gain or loss from initial measurement and subsequent measurement are recorded in income but not in excess of cumulative impairment losses.

k)

Income Taxes

Income tax expense consists of current and deferred tax expense.  Income tax is recognized in the consolidated statement of income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that deferred tax asset will be recovered, the deferred tax asset is reduced.

Page 15

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

k)

Income Taxes (continued)

The following temporary differences do not result in deferred tax assets or liabilities:

•

the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;

•

goodwill; and,

•

investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

l)

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions.  Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.  Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

Share-based payment expense relating to cash-settled awards, including deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

i.

Stock Option Plan

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model.  The fair value of the options is expensed over the graded vesting period of the options.

ii.

Deferred Share Unit (“DSU”) Plan

The Company’s DSUs are cash settled.  The DSU compensation liability is accounted for based on the number of DSUs outstanding and the quoted market value of the Company’s common shares at the financial position date.  The year-over-year change in the DSU compensation liability is recognized in income.

Page 16

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

l)

Share-Based Payments (continued)

iii.

Share Unit Plan

The Company’s amended and restated share unit plan (the “SU Plan”) covers all restricted share units (“RSUs”) and performance share units (“PSUs”) granted by the Company on and after March 1, 2015.  All RSUs granted prior to March 1, 2015, are governed under the restricted share unit plan dated November 12, 2010.

a)

RSUs

The Company’s RSUs are settled in cash.  The RSUs compensation liability is accounted for based on the number of RSUs outstanding and the quoted market value of the Company’s common shares at the financial position date.  The Company recognizes a compensation cost in operating income on a graded vesting basis for each RSUs granted equal to the quoted market value of the Company’s common shares at the date of which RSUs are awarded to each participant prorated over a specified period of time and adjusts for changes in the fair value until the end of the term of the RSUs.  The cumulative effect of the change in fair value is recognized in income in the period of change.

b)

PSUs

The Company’s PSUs are settled in cash.  The fair value of the estimated number of PSUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within selling, general and administrative expenses in the consolidated statement of income over the vesting period, with a corresponding amount recorded as a liability.  Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period.  The fair value of PSUs are estimated on a graded vesting basis for each PSUs granted equal to the quoted market value, up to a maximum of two times the grant price, of the Company’s common shares.

m)

Earnings per Share

Basic earnings per share is computed by dividing net income for the year by the weighted average number of common shares outstanding during the year.

The diluted earnings per share calculation is based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents.  This method requires that the dilutive effect of outstanding options issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year, but only if dilutive.

Page 17

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

n)

Foreign Currency Translation

The presentation currency of the Company is the United States Dollar (“US$”).

Prior to April 1, 2015, the functional currency of each of the entities in the group was the US$, with the exception of the parent entity and certain holding companies which had a Canadian dollar functional currency.

On April 1, 2015, the functional currency of the parent entity and certain holding companies which had a Canadian dollar functional currency were determined to have a US$ functional currency.  The change was primarily a result of the currency in which funds from financing activities are generated and in particular, a loan denominated and drawn down in US$. This change has been prospectively applied from the date of change, April 1, 2015.

As at April 1, 2015, the parent entity and certain holding companies have translated all monetary assets and liabilities into the US$ functional currency using the exchange rate at the date of the change.  Non-monetary assets and liabilities were translated into the US$ functional currency using the historical exchange rates at the date of the initial transaction. Revenues and expenses were translated at the average rate of exchange for the period.  Foreign exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until disposal of the operation.

Prior to April 1, 2015, for entities with a functional currency different from the presentation currency of the Company, translation to the presentation currency is required.  Assets and liabilities are translated at the rate of exchange at the financial position date.  Revenue and expenses are translated at the average rate for the period. All resulting exchange differences are recognized in other comprehensive income.  These previously recognized foreign exchange differences are not reclassified from equity to profit or loss until disposal of the operations.

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at each financial position date.  Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in income.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Page 18

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

o)

Financial Instruments

i.

Financial Assets

The Company classifies all financial assets as either fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”), loans and receivables, or available-for-sale “(AFS”).  The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

a)

Financial Assets at Fair Value Through Profit or Loss (“FVTPL”)

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is a designated FVTPL on initial recognition.  A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Financial assets classified as FVTPL are stated at fair value with any resulting gain or loss recognized in income or loss in the period in which they arise.  Transaction costs related to financial assets classified as FVTPL are recognized immediately in net income (loss).

b)

Held-to-Maturity (“HTM”)

HTM investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs.  The Company does not have any assets classified as HTM investments.

c)

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially measured at fair value, net of transaction costs and are classified as current or non-current assets based on their maturity date, and subsequently measured at amortized cost, using the effective interest method, less any impairment.  The impairment loss of receivables is based on a review of all outstanding amounts at each reporting period.  Interest income is recognized by applying the effective interest rate.

d)

Available-For-Sale (“AFS”) Assets

AFS financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.

AFS financial assets are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until realized through disposal or impairment. Investments classified as AFS are written down to fair value through income whenever it is necessary to reflect prolonged or significant decline in the value of the assets. Realized gains and losses on the disposal of AFS securities are recognized in the consolidated statement of income.  The Company does not have any assets classified as AFS.

Page 19

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

o)

Financial Instruments (continued)

i.

Financial Assets (continued)

e)

Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets at amortized cost, excluding trade receivables, is directly reduced by the impairment loss.  The carrying amount of trade receivables is reduced through the use of an allowance account.  When a trade receivable is considered uncollectable, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in income or loss.

With the exception of AFS equity instruments, if in a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through income or loss.  On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had an impairment not been recognized.

f)

Derecognition of Financial Assets

A financial asset is derecognized when:

•

the contractual right of the asset’s cash flows expire; or

•

if the Company transfers the financial asset and substantially all risks and reward of ownership to another entity.

ii.

Financial Liabilities

Long term debt and other financial liabilities are recognized initially at the fair value, net of transaction costs incurred, and are subsequently stated at amortized cost.  Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

Page 20

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

o)

Financial Instruments (continued)

iii.

Derivative Instruments

Derivatives instruments are recorded at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts.  Changes in the fair values of derivative instruments are recognized in the consolidated statement of income with exception of derivatives designated as effective cash flow hedges.

Derivatives not being accounted for as hedges and are categorized as held-for-trading.  Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.

Fair value of the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.  Gains or losses are recorded in the consolidated statement of income.

For cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), the effective portion of any gain or loss on the hedging instrument is recognized in other comprehensive income (“OCI”) and the ineffective portion is reported as a gain (loss) on derivatives in the consolidated statement of income.

Hedge accounting is discontinued prospectively when:

•

the hedge instrument expires or is sold, terminated, or exercised;

•

the hedge no longer meets the criteria for hedge accounting; and,

•

the Company revokes the designation.

The Company considers derecognition of a cash flow hedge when the related forecast transaction is no longer expected to occur.  If the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in OCI from the period when the hedge was effective remains separately in equity until the forecast transaction occurs or is no longer expected to occur.  Otherwise, the cumulative gain or loss on the hedge instrument that has been recognized in OCI from the period when the hedge was effective is reclassified from equity to profit or loss.

Page 21

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

o)

Financial Instruments (continued)

iv.

Classification and Subsequent Measurements

The Company has designated each of its significant categories of financial instruments as follows:

Financial Instrument	Classification	Measurement

Cash and Cash Equivalents	FVTPL	Fair value
Short Term Investments	FVTPL	Fair value
Derivative Assets	FVTPL	Fair value
Trade Receivable from Concentrate Sales	FVTPL	Fair value
Income Tax Receivable	Loans and receivables	Amortized cost
Other Accounts Receivables	Loans and receivables	Amortized cost
Long Term Receivables	Loans and receivables	Amortized cost

Trade and Other Payables	Other liabilities	Amortized cost
Bank Loan	Other Liabilities	Amortized cost
Derivative Liabilities	FVTPL	Fair value
Income Tax Payable	Other liabilities	Amortized cost
Lease and Long Term Liabilities	Other liabilities	Amortized cost

v.

Effective Interest Method

The effective interest method calculates the amortized cost of a financial instrument and allocates interest income or expense over the corresponding period.  The effective interest rate is the rate that discounts estimated future cash receipts or payments over the expected life of the financial instrument, or where appropriate, a shorter period, to the net carrying amount on initial recognition.  Income or expense is recognized on an effective interest basis for instruments other than those financial instruments classified as FVTPL.

p)

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Refer to Note 17. a).

Page 22

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

q)

Segment Reporting

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions.  The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units.

A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

The business operations comprise the mining and processing of silver-lead, zinc, and silver-gold and the sale of these products.  Refer to Note 18.

r)

Leases

A lease is a finance lease when substantially all of the risks and rewards incidental to ownership of the leased asset are transferred from the lessor to the lessee by the agreement. The leased assets are initially recorded at the lower of the fair value and the present value of the minimum lease payments and are depreciated over the shorter of the asset’s useful lives and the term of the lease. Interest on the lease instalments is recognized as interest expense over the lease term using the effective interest method. Leases for land and buildings are recorded separately if the lease payments can be allocated accordingly.

Leases that do not transfer all the risks and rewards of ownership are classified as operating leases. Payments are recorded in the income statement using the straight line method over their estimated useful lives.

s)

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of shares are shown in equity as a deduction from the proceeds.  Share-based payments including stock option plan, DSUs, RSUs, and PSUs are discussed in Note 2. l).

t)

Related Party Transactions

Parties are considered to be related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Page 23

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

u)

Significant Accounting Judgments and Estimates

The preparation of these Financial Statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company.  In concluding that the United States dollar functional currency for its Canadian, Peruvian, Mexican, and Barbados entities,  management considered the currency that mainly influences the sales and costs of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of carrying value or fair value less cost to sell and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

Page 24

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

u)

Significant Accounting Judgments and Estimates (continued)

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

Page 25

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

v)

New Accounting Standards

There were no significant accounting standards or interpretations along with any consequential amendments required for the Company to adopt for the year ended December 31, 2015.

The Company is currently assessing the impact of adopting the following new accounting standards, noted below, on the Company’s Financial Statements.

IFRS 11 Joint Arrangements (Amendment)

The amendment to IFRS 11 Joint Arrangements adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.  The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.  Transactions before the adoption date are grandfathered.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendment)

The amendment to IAS 16 Property, plant and equipment and IAS 38 Intangible assets on depreciation and amortisation clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendment also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. The amendment is effective for annual period starting on or after January 1, 2016, with earlier application permitted.

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.   IFRS 15 is effective for annual periods starting on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

Page 26

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

w)

New Accounting Standards (continued)

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (Amendment)

The amendment to IFRS 9 Financial Instruments which includes the new hedge accounting requirements and some related amendments to IAS 39 Financial Instruments; Recognition and Measurement and IFRS 7 Financial Instruments; Disclosures.  IFRS 9 (2013) also replicates the amendments in IAS 39 in respect of novations. The amendments allow for early adoption of the requirement to present fair value changes due to own credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments - Expected Credit Losses

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2018.  Entities will also have the option to early apply the accounting for own credit risk-related fair value gains and losses arising on financial liabilities designated at fair value through profit or loss without applying the other requirements of IFRS 9.

IFRS 16 Leases

On January 13, 2016, the IASB issued IFRS 16 Leases of which requires lessees to recognise assets and liabilities for most leases. For lessors, there is little change to the existing accounting in IAS 17 Leases. The new standard will be effective for annual periods beginning on or after January 1, 2019. Early application is permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16.

Page 27

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

w)

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the years ended December 31, 2015 and 2014.  Foreign exchange loss (gain) is now reported separate from selling, general and administrative expenses with no effect on the net (loss) income for the years ended December 31, 2015 and 2014.

	Years ended December 31,
	2015	2014
Selling, general and administrative expenses , as previously reported	$19,427	$25,225
less: foreign exchange loss (gain)	1,564	(201)
Selling, general and administrative expenses	$17,863	$25,426

3.

Cash and Cash Equivalents

	December 31, 2015	December 31, 2014
Cash	$70,268	$15,234
Cash equivalents	1,950	27,633
	$72,218	$42,867

4.

Short Term Investments

	December 31, 2015	December 31, 2014
Held for trading short term investments	$36,031	$34,391

5.

Derivative Assets and Derivative Liabilities

	December 31, 2015		December 31, 2014
	Assets	Liabilities	Assets	Liabilities
Interest rate swap	$ -	$ 351	$ -	$ -

Under interest rate swaps contracts, the Company agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts.  The interest rate swap contract enables the Company to mitigate the risk of changing interest rates on the drawn variable rate debt.  The fair value of interest rate swaps at the end of the reporting period is determined by discounting future cash flows using the curves at the end of the reporting period and credit risk inherent in the contract, and is disclosed below.

The interest rate swap is carried on the statement of financial position at fair value, with periodic changes in the fair value being recorded in other comprehensive income, to the extent that it is determined to be an effective hedge with the gain or loss being recorded to income for the ineffective portion. Interest expense on the bank loan will be recorded to income.

Page 28

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

5.

Derivative Assets and Derivatives Liabilities (continued)

On March 26, 2015, the Company entered into an interest rate swap of $40 million, effective date of April 1, 2015, and expires on March 25, 2019 matching the maturity of the bank loan (refer to Note 11).  The interest rate swap was entered into to hedge the variable interest rate risk on the bank loan.  The interest rate swap is designated as a cash flow hedge for forecasted variable interest rate payments.

The fixed rate on the interest rate swap is 1.52% and the floating amount is based on the one month LIBOR rate.  The interest rate swap is settled on a monthly basis and the settlement is the difference between the fixed and floating interest rate on a net basis.

As at December 31, 2015, the mark-to-market fair value of the interest rate swap was $351.  This includes $44 of accrued interest on the bank loan and as the hedge was effective, the remaining $307 mark-to-market fair value loss was recognized in other comprehensive income.

6.

Accounts Receivable and Other Assets and Deposits on Long Term Assets

The current accounts receivables and other assets are comprised of the following:

	December 31, 2015	December 31, 2014
Trade receivables from concentrate sales	$5,172	$16,573
Current portion of long term receivables	-	209
Current portion of borrowing costs	-	244
Advances and other receivables	1,350	2,226
GST and value added tax receivable	546	653
Accounts receivable and other assets	$7,068	$19,905

Deposits on long term assets are comprised of the following:

	December 31, 2015	December 31, 2014
Long term receivables and borrowing costs	$28	$542
Less: current portion of long term receivables	-	(209)
Less: current portion of long term borrowing costs	-	(244)
Non-current portion of long term receivables	28	28
Non-current portion of borrowing costs	-	61
Deposits on equipment	8,183	516
Deposits paid to contractors	505	1,358
Deposits on long term assets	$8,716	$1,963

As at December 31, 2015, the Company had $nil trade receivables (2014: $nil) which were over 90 days and with no impairment.  The Company’s allowance for doubtful accounts is $nil for all reporting periods.

Page 29

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

6.

Accounts Receivable and Other Assets and Deposits on Long Term Assets (continued)

As at December 31, 2015, the unamortized borrowing costs of $305, associated with the April 23, 2013 amended and restated credit agreement with the Bank of Nova Scotia, has been written off to selling, general and administrative expenses as the Company has entered into an amended and restated credit agreement effective March 25, 2015.

The aging analysis of these trade receivables from concentrate sales is as follows:

	December 31, 2015	December 31, 2014
0-30 days	$5,172	$16,157
31-60 days	-	416
	$5,172	$16,573

7.

Inventories

	December 31, 2015	December 31, 2014
Concentrate stock piles	$1,457	$1,575
Ore stock piles	1,912	4,992
Materials and supplies	7,065	8,370
Total inventories	$10,434	$14,937

For the year ended December 31, 2015, $74,060 (2014: $76,230) of inventory was expensed in cost of sales and $175 (2014: $nil) of concentrate stock pile and $410 (2014: $121) of materials were written down to net realizable value and recorded as an impairment of inventories.

Page 30

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

8.

Mineral Properties, Plant and Equipment

	Mineral Properties Non- Depletable (Tlacolula)	Mineral Properties Depletable (Caylloma and San Jose)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Year ended December 31, 2015
Opening carrying amount, January 1, 2015	$1,348	$139,191	$13,345	$67,678	$8,009	$151	$876	$3,251	$233,849
Additions	185	17,128	1,011	128	1,924	179	1,577	36,343	58,475
Disposals	-	-	(37)	(6)	(4)	(2)	(10)	-	(59)
Depreciation	-	(13,934)	(2,827)	(6,205)	(1,233)	(122)	(367)	-	(24,688)
Impairment charge	-	(15,032)	(1,630)	(7,983)	(166)	-	(189)	-	(25,000)
Reclassification	-	-	-	647	155	-	-	(802)	-
Adjustment on currency translation	-	(166)	-	(7)	(1)	-	-	-	(174)
Closing carrying amount, December 31, 2015	$1,533	$127,187	$9,862	$54,252	$8,684	$206	$1,887	$38,792	$242,403

As at December 31, 2015
Cost	$1,533	$197,739	$24,678	$78,718	$13,071	$711	$4,732	$38,792	$359,974
Accumulated depreciation	-	(70,552)	(14,816)	(24,466)	(4,387)	(505)	(2,845)	-	(117,571)
Closing carrying amount, December 31, 2015	$1,533	$127,187	$9,862	$54,252	$8,684	$206	$1,887	$38,792	$242,403

Page 31

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

8.

Mineral Properties, Plant and Equipment (continued)

	Mineral Properties Non- Depletable (Tlacolula)	Mineral Properties Depletable (Caylloma and San Jose)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Year ended December 31, 2014
Opening carrying amount, January 1, 2014	$1,277	$127,141	$14,301	$55,574	$5,215	$197	$1,406	$11,850	$216,961
Additions	71	21,016	1,297	228	1,147	60	-	16,516	40,335
Disposals	-	-	(69)	(28)	(1)	(7)	(28)	-	(133)
Depreciation	-	(13,395)	(2,602)	(5,619)	(883)	(99)	(502)	-	(23,100)
Reclassification	-	4,633	418	17,531	2,533	-	-	(25,115)	-
Adjustment on currency translation	-	(204)	-	(8)	(2)	-	-	-	(214)
Closing carrying amount, December 31, 2014	$1,348	$139,191	$13,345	$67,678	$8,009	$151	$876	$3,251	$233,849

As at December 31, 2014
Cost	$1,348	$196,093	$25,768	$85,947	$11,220	$627	$3,991	$3,251	$328,245
Accumulated depreciation	-	(56,902)	(12,423)	(18,269)	(3,211)	(476)	(3,115)	-	(94,396)
Closing carrying amount, December 31, 2014	$1,348	$139,191	$13,345	$67,678	$8,009	$151	$876	$3,251	$233,849

a)

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012 and November 10, 2014, the Company, through its wholly owned subsidiary, Cuzcatlan, holds an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a related party by way of directors in common with the Company described further in Note 10. a)).

The Company can earn the Interest by spending $2,000 on exploration of the property, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property, by making staged payments totalling $300 in cash, and by providing $250 in common shares of the Company to Radius according to the following schedule:

➢

$20 in cash and $20 cash equivalent in shares upon stock exchange approval;

➢

$30 in cash and $30 cash equivalent in shares by January 15, 2011;

➢

$50 in cash and $50 cash equivalent in shares by January 15, 2012;

➢

$50 in cash and $50 cash equivalent in shares by January 15, 2013;

➢

$50 in cash by January 19, 2015; and,

➢

$100 in cash and $100 cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property of which has not occurred.

Page 32

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

8.

Mineral Properties, Plant and Equipment (continued)

a)

Tlacolula Property (continued)

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.  Radius has the right to terminate the agreement if the option is not exercised by January 31, 2017.

As at December 31, 2015, the Company had issued an aggregate of 34,589 (2014: 34,589) common shares of the Company to Radius, with a fair market value of $150 (2014: $150), and paid $200 (2014: $150) in cash according to the terms of the option agreement.  Refer to Note 10. a).  Joint venture has not been formed as of yet.

b)

Impairment of Mineral Properties, Plant and Equipment

Assets are reviewed and tested for impairment when events or changes in circumstances suggest that the carrying amount exceeds the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units. The Company’s cash generating units (“CGU”) have been identified as follows:

i.

Cuzcatlan CGU includes the assets at the San Jose property, which includes Taviche and Taviche Oeste, and the Tlacolula property in the Mexico geographical region.

ii.

Bateas CGU includes the assets at the Caylloma property in the Peru geographical region.

The recoverable amounts of the Company’s CGUs, which include mineral properties, plant and equipment are determined where facts and circumstances provide impairment indicators. The recoverable amounts are based on each CGUs future after-tax cash flows expected to be derived from the Company’s mineral properties and represent each CGUs FVLCTS. The after-tax cash flows are determined based on life-of-mine (“LOM”) after-tax cash flow projections which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures. Projected cash flow are discounted using a weighted average cost of capital. Management’s estimate of the FVLCTS of its CGUs is classified as level 3 in the fair value hierarchy.

At December 31, 2015, the Company determined there were several indicators of potential impairment on its non current assets, including the decline in the Company’s market capitalization, reduction in the market consensus on long term silver price forecasts during the year and the consequential impact on the Company’s reserves and resources.  Based on the Company’s assessment of the recoverable amounts of its CGUs, the Company concluded that the Caylloma Mine had an estimated recoverable value, based on its FVLCTS, below its carrying value and an impairment charge was required.  As a result, the Company recognized a $17,000, net of tax ($25,000, before tax) (2014: $nil) impairment charge, on the carrying value of net assets of $65,187, in respect to the Company’s investment in Caylloma. The impairment charge was allocated on a pro rata basis against the net book value of the mineral properties, plant and equipment.

Page 33

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

8.

Mineral Properties, Plant and Equipment (continued)

b)

Impairment of Mineral Properties, Plant and Equipment (continued)

For December 31, 2015 and 2014, the key assumptions used for FVLCTS calculations were as follows:

	December 31, 2015
Metal Price Assumptions	2016	2017	2018	2019	2020	2021	2022
Gold price $ per ounce	$ 1,150.00	$ 1,173.85	$ 1,191.54	$ 1,215.71	$ 1,200.56	$ 1,200.56	$ 1,200.56
Silver price $ per ounce	$ 15.00	$ 16.00	$ 16.00	$ 16.00	$ 16.00	$ 16.00	$ 16.00
Lead price $ per tonne	$ 1,750.00	$ 1,936.98	$ 1,921.58	$ 2,014.90	$ 2,016.62	$ 2,016.62	$ 2,016.62
Zinc price $ per tonne	$ 1,750.00	$ 2,216.41	$ 2,350.62	$ 2,525.38	$ 2,218.65	$ 2,218.65	$ 2,218.65

Weighted average cost of capital	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%

	December 31, 2014
Metal Price Assumptions	2015	2016	2017	2018	2019	2020-2021
Gold price $ per ounce	$ 1,248.00	$ 1,261.00	$ 1,263.00	$ 1,270.00	$ 1,270.00	$ 1,270.00
Silver price $ per ounce	$ 17.98	$ 18.27	$ 19.39	$ 19.60	$ 19.60	$ 19.60
Lead price $ per tonne	$ 2,206.00	$ 2,294.00	$ 2,320.00	$ 2,062.00	$ 2,062.00	$ 2,062.00
Zinc price $ per tonne	$ 2,374.00	$ 2,533.00	$ 2,599.00	$ 2,200.00	$ 2,200.00	$ 2,200.00

Weighted average cost of capital	7.20%	7.20%	7.20%	7.20%	7.20%	7.20%

Expected future cash flows to determine the FVLCTS in the impairment testing of non-current assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs, and capital expenditures reflected in the Company’s LOM plans, as well as economic factors beyond management’s control, such as silver and gold prices, discount rates, and observable net asset valuation multiples. Should management’s estimate of the future not reflect actual events, further impairments, or reversals of impairments may be identified.

Page 34

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

9.

Trade and Other Payables

	December 31, 2015	December 31, 2014
Trade accounts payable	$18,177	$10,105
Payroll payable	6,607	8,005
Mining royalty	471	487
VAT payable	-	70
Due to related party (Note 10. c))	8	9
Restricted share unit payable	1,117	1,386
Performance share unit payable	462	-
Refundable deposits to contractors	1,370	780
Other payables	758	625
	$28,970	$21,467

10.

Related Party Transactions

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Years ended December 31,
Transactions with related parties	2015	2014
Salaries and wages [1,2]	$88	$83
Other general and administrative expenses [2]	104	108
Computer equipment [2]	6	-
	$198	$191

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services. In 2014, Radius Gold Inc. (“Radius”), which has directors in common with the Company and shares office space, reimbursed the Company for general overhead costs incurred in prior periods.

In 2015, the Company paid $50 in cash to Radius under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.  Refer to Note 8. a).

Page 35

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

10.

Related Party Transactions (continued)

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid and payable to key management for services is shown below:

	Years ended December 31,
	2015	2014
Salaries and other short term employee benefits	3,947	$4,828
Directors fees	373	390
Consulting fees	141	163
Share-based payments	1,381	6,178
	$5,842	$11,559

Consulting fees includes fees paid to two non-executive directors in both 2015 and 2014.

c)

Period End Balances Arising From Purchases of Goods/Services

Amounts due to related party	December 31, 2015	December 31, 2014
Owing to a company with a common director [3]	$8	$9

3 Owing to Gold Group Management Inc. (“Gold Group”) who has a director in common with the Company.

11.

Bank Loan

	Par Value	Maturity	December 31, 2015	December 31, 2014
Bank loan	$40,000	April 1, 2019	$40,000	$-
Unamortized transaction costs			(514)	-
			$39,486	$-

Non-Current			$39,486	$-

On March 25, 2015, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $60 million senior secured financing (“credit facility”) consisting of a $40 million term credit facility with a 4 year term and a $20 million revolving credit facility for a two year period.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.

Page 36

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

11.

Bank Loan (continued)

On April 1, 2015, the $40 million term credit facility was drawn down. Interest on the term credit facility is calculated from the one, two, three, or six month LIBOR plus a graduated margin based on the Company’s leverage ratio and interest is payable one month in arrears. The term credit facility bears a 4 year term and is repayable with a balloon payment on maturity date of April 1, 2019.  Refer to Note 16.

While the term credit facility remains unpaid, the Company is required to maintain the following financial covenants:

•

Total debt to EBITDA of not greater than 3:1 calculated on a rolling four fiscal quarter basis and measured at the end of each fiscal quarter of the Company; and,

•

Minimum tangible net worth in an amount equal to the sum of (a) 85% of the tangible net worth as at June 30, 2014, plus (b) 50% of positive quarterly net income earned after June 30, 2014, plus (c) 50% of the value of any equity interests issued by the Company after June 30, 2014.

Unamortized transaction costs are comprised of legal fees and upfront commitment fee in connection with the amended and restated credit agreement with the Bank of Nova Scotia on March 25, 2015.

The following is a schedule of long-term bank loan principal repayments, during each of the four years ended December 31:

2016	$-
2017	-
2018	-
2019	40,000
$40,000

12.

Other Liabilities

Other liabilities are comprised of the following:

	December 31, 2015	December 31, 2014
Obligations under finance lease (a)	$1,884	$-
Long term liabilities (b)	44	38
Deferred share units (Note 15. c))	2,279	3,762
Restricted share units (Note 15. d))	1,570	861
Performance share units (Note 15. e))	1,194	-
	6,971	4,661
Less: current portion
Obligations under finance lease (a)	772	-
Restricted share units	1,117	-
Performance share units	462	-
Less: current portion of other liabilities	2,351	-
Other liabilities, non-current	$4,620	$4,661

Page 37

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

12.

Other Liabilities (continued)

a)

Obligations under Finance Lease

Obligations under Finance Lease	December 31, 2015	December 31, 2014
Not later than 1 year	$809	$-
Less: future finance charges on finance lease	(37)	-
	772	-
Later than 1 year but less than 5 years	$1,132	$-
Less: future finance charges on finance lease	(20)	-
	1,112	-
Present value of finance lease payments	$1,884	$-

b)

Long Term Liabilities

The Company’s Mexican operation is required to provide a seniority premium to all employees as required under Mexican labor law.  The seniority premium, equal to 12 days of salary for each year of services rendered and is subject to a salary limitation of up to twice the minimum wage, is payable to employees who: (i) voluntarily leave their employment after completing 15 years of service; (ii) leave their employment for just cause; (iii) are dismissed by the Company with or without just cause; or (iv) die during the labor relationship, in such event their beneficiaries must receive such premium. In addition, an employee dismissed without cause has the option to be reinstated to his or her former job instead of receiving the seniority payment, provided the employee does not work in a white-collar position.

A summary of the Company’s long term liabilities for seniority premium are presented below:

At December 31, 2015
Discount rate	7.5%
General wage increase - Regular employees	5.0%
General wage increase - Unionized employees	4.5%
Increase in minimum wage	4.0%
Long term inflation rate	4.0%

Total seniority premium – December 31, 2013	$27
Seniority premium expense	18
Foreign exchange differences	(5)
Cash payments	(2)
Total seniority premium – December 31, 2014	$38
Seniority premium expense	15
Foreign exchange differences	(6)
Cash payments	(3)
Total seniority premium – December 31, 2015	$44

Page 38

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

13.

Provisions

A summary of the Company’s provisions for decommissioning and restoration are presented below:

	Decommissioning and Restoration Liabilities
	Caylloma Mine	San Jose Mine	Total
At December 31, 2015
Anticipated settlement date to	2027	2030
Undiscounted value of estimated cash flow	$8,299	$5,573	$13,872
Estimated mine life (years)	7	8
Discount rate	4.63%	6.25%
Inflation rate	2.00%	3.32%

Total provisions – December 31, 2013	$6,758	$3,976	$10,734
Increase to existing provisions	695	1,863	2,558
Accretion of provisions	398	345	743
Foreign exchange differences	(553)	(613)	(1,166)
Cash payments	(111)	(60)	(171)
Total provisions – December 31, 2014	$7,187	$5,511	$12,698
Less: current portion	(256)	(553)	(809)
Non current – December 31, 2014	$6,931	$4,958	$11,889
Total provisions – December 31, 2014	$7,187	$5,511	$12,698
Increase to existing provisions	1,165	471	1,636
Accretion of provisions	344	(34)	310
Foreign exchange differences	(1,061)	(806)	(1,867)
Cash payments	(127)	(145)	(272)
Total provisions – December 31, 2015	$7,508	$4,997	$12,505
Less: current portion	(335)	(118)	(453)
Non current – December 31, 2015	$7,173	$4,879	$12,052

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s decommissioning and restoration liability relating to the Caylloma and San Jose mines are subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate.  Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral properties, plant and equipment balance. Adjustments to the carrying amounts of the related mineral properties, plant and equipment balance can result in a change to the future depletion expense.

Page 39

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

14.

Income Tax

a)

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26% (2014: 26%) to income before income taxes.  The reasons for the differences are as follows:

	December 31, 2015	December 31, 2014
(Loss) income before tax	$(3,216)	$32,879
Statutory income tax rate	26.00%	26.00%
Expected income tax	$(836)	$8,549
Items not deductible for tax purposes	774	1,665
Difference between Canadian and foreign tax rates	(354)	2,046
Other	801	128
Effect of change in tax rates	860	(41)
Inflation adjustment	(613)	-
Impact of foreign exchange	(402)	-
Impact of foreign exchange on tax assets and liabilities	8,151	790
Under(over) provided in prior years	(2,009)	-
Unused tax losses and tax offsets not recognized	(812)	2,425
Minimum royalty tax	1,831	1,715
Total income taxes	$7,391	$17,277
Effective tax rate	-229.82%	52.55%
Total income taxes represented by:
Current income tax	$11,606	$13,510
Deferred income tax	(4,215)	3,767
	$7,391	$17,277

The Canadian Federal corporate tax and the British Columbia provincial tax rates remained unchanged at 15% and 11%, respectively, for 2015 and 2014, resulting in a statutory tax rate of 26% throughout 2015 and 2014.

In the fourth quarter 2014, a tax rate change was enacted in Peru, reducing corporate income tax rates.  The Company has a legal stability agreement with the Peruvian government and it is valid until 2017.  The reduction in tax rate would impact the temporary difference that will reverse subsequent to 2017.  This resulted in a deferred tax expense of $860 in 2015 (2014: recovery of $34) due to impairment and the deferred tax recovery in 2014 was due recording the deferred tax liability in Peru at the lower rates.  The Company will be subject to a Peruvian income tax rate of 27% in 2018 and 26% thereafter.

In December 2013, the Mexican President signed a bill approving significant tax reforms which have an effective date of January 1, 2014. These tax reforms include a tax-deductible special mining royalty of 7.5% on EBITDA and an extraordinary mining royalty of 0.5% on precious metals revenue.  The Mexican corporate tax rate remained unchanged at 30% for 2015 and 2014.

Page 40

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

14.

Income Tax (continued)

a)

(continued)

The special mining royalty is an annual tax with the first payment of $9,745 due and paid in March 2015 for 2014 activities.  The special mining royalty balance for 2015 is $3,105 (December 31, 2014: $5,870) resulting in a deferred tax expense of $1,486 (2014: $1,807) which offsets the current tax special mining royalty expense of $1,934 (2014: $3,522). The deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

Income taxes receivable of $780 (December 31, 2014: $680) of which $622 relates to current taxes (December 31, 2014: $500) and $158 (December 31, 2014: $180) relates to mining tax in Peru.

Income taxes payable of $3,605 (December 31, 2014: $9,745) of which $500 relates to current taxes (December 31, 2014: $6,223) and $3,105 (December 31, 2014: $3,522) relates to special mining royalty in Mexico.

b)

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2015 and December 31, 2014 are presented below:

	December 31, 2015	December 31, 2014
Deferred income tax assets:
Provisions and other	$1,546	3,889
Deferred mining tax	2,877	-
Other	2,154	2,515
Net deferred income tax assets	$6,577	$6,404
Deferred income tax liabilities:
Mineral properties – Peru	$(5,255)	$(11,280)
Mineral properties – Mexico	(12,745)	(10,302)
Special mining royalty	(7,211)	(5,870)
Equipment	(5,643)	(7,541)
Other	(408)	(311)
Total deferred income tax liabilities	$(31,262)	$(35,304)
Net deferred income tax liabilities	$(24,685)	$(28,900)

Classification
Non-current assets	$492	$126
Non-current liabilities	(25,177)	(29,026)
Net deferred income tax liabilities	$(24,685)	$(28,900)

Page 41

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

14.

Income Tax (continued)

c)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met.  The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31, 2015	December 31, 2014
Non-capital losses	$43,916	$46,166
Provisions and other	5,042	6,009
Share issue cost	868	639
Mineral properties, plant and equipment	1,450	1,704
Derivative Liability	351	-
Capital Losses	839	1,004
Unrecognized deductible temporary differences	$52,466	$55,522

The Company has unremitted intercompany interest of $22,553 (2014 - $22,775) from Mexico that is subject to an interest withholding tax rate of 10%  and unremitted retained earnings of $45,687 (2014 - $67,173) in Peru and $58,248 (2014 - $41,101) in Mexico that is subject to withholding taxes of 10% and 5% respectively.  No withholding taxes have been accrued with respect to the unremitted intercompany interest and unremitted retained earnings as the company is permanently reinvested in its foreign subsidiaries.

 The Company’s tax losses have the following expiry dates:

		Expiry date
Non-capital losses, expiring as follows:
Canada	$43,281	2025 – 2035
Mexico	450	2021 – 2025
Barbados	185	2022 – 2024
	$43,916

Page 42

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

15.

Share Capital

a)

Unlimited Common Shares Without Par Value

Pursuant to the Combination Agreement (the “Combination Agreement”) dated October 29, 2008 between the Company and Continuum Resources Ltd. (“Continuum”), the Company acquired all of the issued and outstanding common shares of Continuum pursuant to a plan of arrangement under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”).  The Combination Agreement provided that any certificate formerly representing Continuum common shares not duly surrendered on or prior to the sixth anniversary of the effective date of the Arrangement shall cease to represent a claim or interest of any kind or nature against the Company or Continuum by a former holder, and that on such anniversary date, all common shares in the capital of the Company to which the former holders of such certificates were entitled (the “Surrendered Shares”) shall be deemed to have been surrendered to the Company. On June 18, 2015, the Company cancelled and returned to treasury 38,035 common shares of the Company registered in the name of Computershare in trust for Continuum holders pursuant to a Depositary Agreement between among the Company and Computershare Investor Services dated February 22, 2009.

b)

Stock Options

The Company’s Stock Option Plan (the “Plan”) dated April 11, 2011 was approved by the shareholders at the Company’s annual general meeting held on May 26, 2011.  On April 21, 2015 the Board approved amendments to the Plan which do not require shareholder approval.  The Plan provides that from May 9, 2011, the number of common shares of the Company issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 12,200,000 shares, which equaled 9.92% of the total number of issued and outstanding common shares of the Company as at April 11, 2011.  As at December 31, 2015, the number of common shares available for issuance under the Plan is 2,817,098.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options.  Changes in the subjective input assumptions can materially affect the fair value estimate. The following is a summary of share option transactions:

Page 43

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

15.

Share Capital (continued)

b)

Stock Options (continued)

	December 31, 2015		December 31, 2014
	Shares (in 000’s)	Weighted average exercise price (CAD$)	Shares (in 000's)	Weighted average exercise price (CAD$)
Outstanding at beginning of the period	2,944	$3.25	6,437	$3.42
Granted	902	4.79	828	4.30
Exercised	(741)	3.40	(2,564)	3.68
Forfeited	-	-	(70)	5.26
Expired	-	-	(1,687)	4.55
Outstanding at end of the period	3,105	$3.66	2,944	$3.25
Vested and exercisable at end of the period	1,874	$3.01	1,776	$2.80

During the year ended December 31, 2015, 901,969 stock options with a term of five years were granted with an exercise price of CAD$4.79, vesting 50% after one year and 100% after two years from the grant date.

During the year ended December 31, 2015, 740,860 stock options with an exercise prices ranging from CAD$0.85 to CAD$4.03 per share were exercised.

During the year ended December 31, 2015, the expiry date for 75,000 stock options with an exercise price of CAD$4.03 was extended from May 29, 2015 to June 12, 2015.

During the year ended December 31, 2015, the Company recorded a share-based payment charge of $1,239 (2014: $2,108) in respect to options granted and vested.

The assumptions used to estimate the fair value of the stock options granted during the years ended December 31, 2015 and 2014 were as follows:

	Years ended December 31,
	2015	2014
Risk-free interest rate	0.45%	1.19%
Expected stock price volatility	61.22%	59.29%
Expected term in years	3	3
Expected dividend yield	0%	0%
Expected forfeiture rate	5.25%	4.15%

The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The weighted average fair value per stock option was CAD$4.86 (2014: CAD$4.30).

Page 44

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

15.

Share Capital (continued)

b)

Stock options (continued)

The following table summarizes information related to stock options outstanding and exercisable at December 31, 2015:

Exercise price in CAD$	Number of outstanding stock options (in 000's)	Weighted average remaining contractual life of outstanding stock options (years)	Weighted average exercise price on outstanding stock options CAD$	Exercisable stock options (in 000's)	Weighted average exercise price on exercisable stock options CAD$
$0.85 to $0.99	262	2.8	$0.85	262	$0.85
$1.00 to $1.99	114	0.5	1.57	114	1.57
$2.00 to $2.99	250	1.0	2.22	250	2.22
$3.00 to $3.99	869	0.4	3.38	869	3.38
$4.00 to $4.99	1,561	3.0	4.58	330	4.30
$6.00 to $6.67	49	1.1	6.67	49	6.67
$0.85 to $6.67	3,105	2.0	$3.66	1,874	$3.01

The weighted average remaining life of vested share purchase options at December 31, 2015 was 1.0 years (December 31, 2014: 1.5 years).

c)

DSUs

During 2010, the Company implemented a DSU plan which allows for up to 1% of the number of shares outstanding from time to time to be granted to eligible directors.  All grants under the plan are fully vested upon credit to an eligible directors’ account.

During the year ended December 31, 2015, the Company granted 187,890 (2014: 244,188) DSU with a market value of CAD$900 (2014: CAD$1,050), at the date of grants, to non-executive directors.

During the year ended December 31, 2015, the Company paid $nil (2014: $514) on nil (2014: 127,063) DSU to a former director of the Company.

As at December 31, 2015, there are 1,016,419 (2014: 828,529) DSU outstanding with a fair value of $2,279 (2014: $3,762).  Refer to Note 12.

d)

RSUs

The Company’s SU Plan covers all RSUs and PSUs granted by the Company on and after March 1, 2015.  All RSUs granted prior to March 1, 2015, are governed under the restricted share unit plan dated November 12, 2010.

Page 45

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

15.

Share Capital (continued)

d)

RSUs (continued)

The RSUs entitle employees or officers to cash payments which vest and are payable in installments over a period of up to three years following the date of the award.  The RSUs payment will be an amount equal to the fair market value of the Company’s common share on the five trading days immediately prior to vesting date multiplied by the number of RSUs held.

During the year ended December 31, 2015, the Company granted 385,740 (2014: 424,425) RSU with a market value of CAD$1,848 (2014: CAD$1,825), at the date of grant, to an executive director and officer (151,651), officers (205,185), and employees (28,904), vesting and payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant.

During the year ended December 31, 2015, the Company cancelled nil (2014: 52,528) RSU and paid $nil (2014: $601) on nil (2014: 137,305) RSU to former officers of the Company, and $739 (2014: $435) on 192,519 (2014: 111,286) RSU to an executive director and officer, officers, employees, and a former employee.

As at December 31, 2015, there were 1,015,846 (2014: 822,625) RSUs outstanding with a fair value of $1,570 (2014: $2,247).  Refer to Note 9 and Note 12.

e)

PSUs

The cash settled PSUs are performance-based awards for the achievement of specified performance metrics by specified deadlines, which vest in installments over a three year period.  Any PSUs for which the performance metrics have not been achieved shall automatically be forfeited and cancelled.  The PSUs for which the performance metrics have been achieved will vest and the PSU payment will be an amount equal to the fair market value of the Company’s common share on the five trading days immediately prior to the vesting date multiplied by the number of PSUs held.

During the year ended December 31, 2015, the Company granted 1,236,620 (2014: nil) PSU with a market value of CAD$5,923 (2014: $nil), at the date of grant, to an executive director and officer (758,255) and officers (478,365), vesting and payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant if certain performance metrics are achieved.  For PSUs that vest under this grant, the payout will be paid up to a maximum of two times the grant price.

As at December 31, 2015, a total of 1,236,620 (2014: nil) PSUs are outstanding with a fair value of $1,194 (2014: $nil).

f)

Earnings per Share

i.

Basic

Basic earnings per share is calculated by dividing the net income for the period by the weighted average number of shares outstanding during the period.

The following table sets forth the computation of basic earnings per share:

Page 46

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

15.

Share Capital (continued)

f)

Earnings per Share (continued)

i.

Basic (continued)

	Years ended December 31,
	2015	2014
(Loss) income available to equity owners	$(10,608)	$15,602
Weighted average number of shares (in '000's)	129,001	126,787
(Loss) earnings per share - basic	$(0.08)	$0.12

ii.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares.  The following table sets forth the computation of diluted earnings per share:

	Years ended December 31,
	2015	2014
(Loss) income available to equity owners	$(10,608)	$15,602
Weighted average number of shares ('000's)	129,001	126,787
Incremental shares from share options	-	1,356
Weighted average diluted shares outstanding (‘000’s)	129,001	128,143
(Loss) earnings per share – diluted	$(0.08)	$0.12

For the year ended December 31, 2015, excluded from the calculation were 1,417,685 (2014: 49,084) anti-dilutive options with exercise prices ranging from CAD$4.79 to CAD$6.67 (2014: CAD$6.67).

16.

Capital Disclosure

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern.

The capital of the Company consists of equity and available credit facility, net of cash.  The Board of Directors has not established a quantitative return on capital criteria for management.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at December 31, 2015, are sufficient for its present needs for at least the next 12 months.

Page 47

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

16.

Capital Disclosure (continued)

The Company, under the credit facility, shall maintain at all times, on a consolidated basis, a tangible net worth in an amount equal to the sum of (a) 85% of the tangible net worth as at June 30, 2014, plus (b) 50% of positive quarterly net income earned after June 30, 2014 plus (c) 50% of the value of any equity interests issued by the Company after June 30, 2014.  Tangible net worth is defined as shareholders’ equity less all amounts that would be included on a consolidated statement of financial position of the Company as amounts owed by the Company or as intangibles.  Intangibles includes, without limitation, such personal property as goodwill, copyrights, patents and trademarks, franchises, licences of intellectual property rights, research and development costs, but, for greater certainty, excludes accounts receivable, prepaids, future tax assets and deferred development costs.  As at December 31, 2015, the Company is in compliance with the credit facility covenants.

The Company’s overall strategy with respect to capital risk management remained unchanged during the year.

17.

Management of Financial Risk

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk.  The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the year ended December 31, 2015, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

Page 48

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

17.

Management of Financial Risk (continued)

a)

Fair Value Measurements of Financial Instruments (continued)

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

Fair Value Measurements

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2015	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$72,218	$-	$-	$72,218
Short term investments	36,031	-	-	36,031
Trade receivable from concentrate sales [1]	-	5,172	-	5,172
Derivative liabilities [2]	-	(351)	-	(351)
	$108,249	$4,821	$-	$113,070

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

1 The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for zinc and lead, the average London Bullion Market Association A.M. and P.M. fix (“London A.M. fix” and “London P.M. fix”) for gold and silver, and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

2 Derivative liabilities includes interest rate swaps. The fair value of the derivative liabilities reflect observable LIBOR and hereby classified within Level 2 of the fair value hierarchy.

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2014	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$42,867	$-	$-	$42,867
Short term investments	34,391	-	-	34,391
Trade receivable from concentrate sales [1]	-	16,573	-	16,573
	$77,258	$16,573	$-	$93,831

Page 49

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

17.

Management of Financial Risk (continued)

a)

Fair Value Measurements of Financial Instruments (continued)

ii.

Fair Value of Financial Assets and Liabilities

	December 31, 2015		December 31, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Trade receivable from concentrate sales [2]	$5,172	$5,172	$16,573	$16,573
Advances and other receivables [3]	1,350	1,350	2,226	2,226
	$6,522	$6,522	$18,799	$18,799
Financial liabilities
Derivative liabilities [1]	$351	$351	$-	$-
Other liabilities [3]	1,928	1,985	38	38
	$2,279	$2,336	$38	$38

1 Derivative derivative liabilities includes interest rate swaps. The fair value of the derivative assets reflect observable LIBOR and hereby classified within Level 2 of the fair value hierarchy.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Advances and other receivables and other liabilities are recorded at amortized costs. The fair value of other assets and other liabilities are primarily determined using quoted market prices, and the balances include the current portion of other assets and other liabilities, respectively.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

Page 50

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

17.

Management of Financial Risk (continued)

b)

Currency Risk (continued)

As at December 31, 2015, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Peruvian nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Peruvian nuevo soles or thousands of Mexican pesos):

	December 31, 2015				December 31, 2014
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$10,023	S/.	983	$46,405	$2,695	S/.	8,633	$56,739
Short term investments	-		-	-	7,696		-	-
Accounts receivable and other assets	83		4,035	6,805	897		3,742	15,692
Income tax receivable	-		2,663	-	-		448	-
Deposits on long term assets and long term borrowing costs	-		-	31,899	71		-	19,096
Trade and other payables	(2,921)		(10,931)	(163,699)	(2,231)		(12,387)	(117,848)
Provisions, current	-		(1,143)	(2,028)	-		(767)	(8,138)
Income tax payable	-		(15)	(61,960)	-		(37)	(143,426)
Other liabilities	(4,805)		-	(754)	(5,376)		-	(563)
Provisions	-		(24,475)	(83,978)	-		(20,710)	(73,001)
Total	$2,380	S/.	(28,883)	$(227,310)	$3,752	S/.	(21,078)	$(251,449)
Total US$ equivalent	$1,716		$(8,463)	$(13,211)	$3,226		$(7,052)	$(17,084)

Based on the above net exposure as at December 31, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $nil (2014: $358) and an impact to net income before tax of $2,217 (2014: $2,682).

The sensitivity analyses in the above table should be used with caution as the results are theoretical, based on management’s best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance.  In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationship of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant.  Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

Page 51

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

17.

Management of Financial Risk (continued)

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at December 31, 2015 is as follows:

	December 31, 2015	December 31, 2014
Cash and cash equivalents	$72,218	$42,867
Short term investments	36,031	34,391
Accounts receivable and other assets	7,068	19,905
Income tax receivable	780	680
	$116,097	$97,843

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

Page 52

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

17.

Management of Financial Risk (continued)

d)

Liquidity Risk (continued)

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expected payments due by period as at December 31, 2015
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$28,970	$-	$-	$-	$28,970
Bank loan	-	-	40,000	-	40,000
Derivative liabilities	351	-	-	-	351
Income tax payable	3,605	-	-	-	3,605
Other liabilities	809	4,640	-	-	5,449
Operating leases	539	585	-	-	1,124
Provisions	447	1,134	1,239	11,052	13,872
	$34,721	$6,539	$41,239	$11,052	$93,371

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.  Refer to Note 24. c).

On March 25, 2015, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $60 million senior secured financing (“credit facility”) consisting of a $40 million term credit facility with a 4 year term and a $20 million revolving credit facility for a two year period.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.

On April 1, 2015, the $40 million term credit facility was drawn down.  Refer to Note 5 and Note 11.

e)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

A 10% change in interest rates would cause a $1 change in income on an annualized basis.

On March 25, 2015, the Company entered into a $40 million interest rate swap, effective for April 1, 2015 as a cash flow hedge to the credit facility (refer to Note 11 and Note 17. d)).

Page 53

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

17.

Management of Financial Risk (continued)

f)

Metal Price Risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, and lead sold through its mineral concentrate products.  As a matter of policy, the Company does not hedge its silver production.

A 10% change in zinc, lead, silver, and gold prices would cause a $1,738, $1,168, $6,425, $2,392, respectively, change in net earnings on an annualized basis.

The Company also enters into provisional concentrate contracts to sell the silver-gold, zinc, lead-silver concentrates produced by the San Jose and Caylloma mines. For the year ended December 31, 2015, the impact of price adjustments was an expense of $2,329 (2014: expense $539).

18.

Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in three countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby management are responsible for achieving specified business results within a framework of global policies and standards.  Country corporate offices provide support infrastructure to the mine in addressing local and country issues including financial, human resources, and exploration support.

Products are silver, gold, lead, zinc and copper produced from mines in Peru and Mexico, as operated by Bateas and Cuzcatlan, respectively.  Segments have been aggregated where operations in specific regions have similar products, production processes, types of customers and economic environment.

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions.  The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units.  The segment information for the reportable segments for the years ended December 31, 2015 and 2014 are as follows:

Page 54

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

18.

Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Year ended December 31, 2015
Sales to external customers	$-	$53,803	$100,926	$154,729
Silver-gold concentrates	$-	$-	$100,926	$100,926
Silver-lead concentrates	$-	$36,962	$-	$36,962
Zinc concentrates	$-	$16,841	$-	$16,841
Cost of sales*	$-	$50,113	$60,968	$111,081
Depletion, depreciation and amortization**	$643	$9,400	$15,696	$25,739
Selling, general and administrative expenses*	$10,818	$2,561	$4,484	$17,863
Exploration and evaluation costs	$253	$-	$67	$320
Foreign exchange loss	$216	$333	$1,015	$1,564
Impairment of mineral properties	$-	$25,000	$-	$25,000
Other operating expense	$19	$572	$150	$741
Interest income	$160	$138	$83	$381
Interest expense	$1,428	$364	$(34)	$1,758
(Loss) income before tax	$(12,573)	$(25,002)	$34,358	$(3,217)
Current income tax	$114	$1,690	$9,802	$11,606
Deferred income tax	$(90)	$(5,611)	$1,486	$(4,215)
Income taxes	$24	$(3,921)	$11,288	$7,391
(Loss) income for the year	$(12,597)	$(21,081)	$23,070	$(10,608)
Capital expenditures***	$29	$8,351	$48,750	$57,130

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Year ended December 31, 2014
Sales to external customers	$-	$66,054	$107,952	$174,006
Silver-gold concentrates	$-	$-	$107,952	$107,952
Silver-lead concentrates	$-	$47,978	$-	$47,978
Zinc concentrates	$-	$18,076	$-	$18,076
Cost of sales*	$-	$51,131	$62,622	$113,753
Depletion, depreciation and amortization**	$465	$7,521	$15,531	$23,517
Selling, general and administrative expenses*	$17,536	$3,535	$4,355	$25,426
Foreign exchange (gain) loss	$(747)	$368	$178	$(201)
Other operating expense	$1,021	$241	$16	$1,278
Interest income	$93	$100	$88	$281
Interest expense	$404	$403	$345	$1,152
(Loss) income before tax	$(18,120)	$10,475	$40,524	$32,879
Current income tax	$289	$3,300	$9,922	$13,511
Deferred income tax	$26	$1,552	$2,188	$3,766
Income taxes	$315	$4,852	$12,110	$17,277
(Loss) income for the year	$(18,435)	$5,623	$28,414	$15,602
Capital expenditures***	$87	$9,850	$29,006	$38,943

* cost of sales and selling, general and administrative expenses includes depletion, depreciation, and amortization

** included in cost of sales or selling, general and administrative expenses

*** segmented capital expenditures are presented on a cash basis

Page 55

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

18.

Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
As at December 31, 2015
Mineral properties, plant and equipment	$371	$42,072	$199,960	$242,403
Total assets	$51,061	$86,159	$242,434	$379,654
Total liabilities	$47,681	$17,015	$50,790	$115,486
As at December 31, 2014
Mineral properties, plant and equipment	$539	$66,570	$166,740	$233,849
Total assets	$20,804	$110,499	$219,007	$350,310
Total liabilities	$8,153	$19,813	$49,631	$77,597

The segment information by geographical region for the years ended December 31, 2015 and 2014 are as follows:

Reportable Segments	Canada	Peru	Mexico	Total
Year ended December 31, 2015
Sales to external customers	$-	$53,803	$100,926	$154,729
Silver-gold concentrates	$-	$-	$100,926	$100,926
Silver-lead concentrates	$-	$36,962	$-	$36,962
Zinc concentrates	$-	$16,841	$-	$16,841
Year ended December 31, 2014
Sales to external customers	$-	$66,054	$107,952	$174,006
Silver-gold concentrates	$-	$-	$107,952	$107,952
Silver-lead concentrates	$-	$47,978	$-	$47,978
Zinc concentrates	$-	$18,076	$-	$18,076

Reportable Segments	Canada	Peru	Mexico	Total
As at December 31, 2015
Non current assets	$1,897	$43,053	$206,661	$251,611
As at December 31, 2014
Non current assets	$2,323	$67,196	$166,419	$235,938

Page 56

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

18.

Segmented Information (continued)

For the year ended December 31, 2015, there were nine (2014: six) customers, respectively, represented 100% of total sales to external customers as follows:

External Sales by Customer	Years ended December 31,
and Region	2015		2014
Customer 1	$20,230	37%	$35,624	53%
Customer 2	-	0%	12,324	19%
Customer 3	(11)	0%	16,869	26%
Customer 4	(18)	0%	1,237	2%
Customer 5	8,389	16%	-	0%
Customer 6	461	1%	-	0%
Customer 7	368	1%	-	0%
Customer 8	24,384	45%	-	0%
Bateas/Peru	$53,803	100%	$66,054	100%
% of total sales	35%		38%
Customer 1	$100,831	100%	$50,278	47%
Customer 2	95	0%	57,674	53%
Cuzcatlan/Mexico	$100,926	100%	$107,952	100%
% of total sales	65%		62%
Consolidated	$154,729	100%	$174,006	100%
% of total sales	100%		100%

19.

Cost of Sales

The cost of sales for the years ended December 31, 2015 and 2014 are as follows:

	2015			2014
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$39,681	$42,503	$ 82,184	$ 42,013	$ 43,418	$ 85,431
Workers’ participation	385	2,269	2,654	735	3,556	4,291
Depletion and depreciation	9,366	15,527	24,893	7,482	15,161	22,643
Royalty expenses	681	669	1,350	901	487	1,388
	$50,113	$60,968	$ 111,081	$ 51,131	$ 62,622	$ 113,753

1 Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

Page 57

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

20.

Selling, General and Administrative expenses

The selling, general and administrative expenses for the years ended December 31, 2015 and 2014 are as follows:

	Years ended December 31,
	2015	2014
Salaries and benefits	$11,198	$18,599
Corporate administration	1,321	(8)
Audit, legal and professional fees	4,221	5,269
Filing and listing fees	188	223
Director’s fees	506	546
Depreciation and amortization	429	797
	$17,863	$25,426

21.

Exploration and Evaluation Costs

The exploration and evaluation costs for the years ended December 31, 2015 and 2014 are as follows:

	Years ended December 31,
	2015					2014
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
Salaries, wages, and benefits	$ 133	$ -	$ -	$ 133	$ -	$ -	$ -	$ -
Direct costs	120	-	67	187	-	-	-	-
	$ 253	$ -	$ 67	$ 320	$ -	$ -	$ -	$ -

22.

Other Operating Expense

The other operating expense for the years ended December 31, 2015 and 2014 are comprised of the following:

	Years ended December 31,
	2015	2014
Loss on disposal of mineral properties, plant and equipment	$46	$66
Restructuring and severance costs	191	1,091
Impairment of inventories	585	121
Other operating (income) – other	(81)	-
	$741	$1,278

Restructuring and severance costs include the Company’s cost-reduction program, and include all salaries and post-employment costs.

Page 58

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

23.

Net Finance Expense

The net finance expense income for the years ended December 31, 2015 and 2014 are as follows:

	Years ended December 31,
	2015	2014
Finance income
Interest income on FVTPL financial assets	$381	$281
Total finance income	381	281
Finance expenses
Interest expense	1,258	5
Standby and commitment fees	190	404
Accretion of provisions (Note 13)	310	743
Total finance expense	1,758	1,152
Net finance expense	$(1,377)	$(871)

24.

Contingencies and Capital Commitments

a)

Bank Letter of Guarantee

The Caylloma Mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 was subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.  In March 2013, the closure plan was updated with total closure costs of $7,996 of which $4,167 was subject to annual collateral in the form of a letter of guarantee.   In August 2015, the closure plan was again updated with total closure costs of $7,770, consisting of progressive closure activities of $3,604, final closure of $3,594, and post closure of $573.  Under the rules of closure, for purposes of determining the annual financial collateral in the form of a letter of guarantee, the final closure and post-closure activities constitute one amount of $4,166, the same to be allocated annually constituting the following guarantees by year: 2016 $2,495, 2017 $3,179, 2018 $3,908, 2019 $4,705 and 2020 $5,641, according to the approved life in the study of mine closure.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $2,495 (2014: $1,842) ,on behalf of Bateas, in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’s mine closure plan. This bank letter of guarantee expires on December 31, 2016.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $3 (2014: $3), on behalf of Bateas, in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas’s regulatory compliance with an electric transmission line project. This bank letter of guarantee expires on November 30, 2016.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $55 (2014: $58), for office rental, on behalf of Bateas, in favor of Centro Empresarial Nuevo Mundo S.A.C. This bank letter of guarantee expires on July 15, 2016.

Page 59

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

24.

Contingencies and Capital Commitments (continued)

b)

Capital Commitments

As at December 31, 2015, $8,346 of capital commitments not disclosed elsewhere in the Financial Statements, and forecasted to be expended within one year, included $1,938 for the dry stack tailing dam and $4,649 for the plant expansion at the San Jose property, and $213 for an energy improvement project and $1,546 for the plant expansion at the Caylloma property.

c)

Other Commitments

The Company has a contract to guarantee the power supply at its Caylloma Mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 5,200 kW) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract period is 15 years and expires in 2022, after that it is automatically renewed for periods of two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.  The minimum committed demand is $30 per month, and the average monthly charge for 2016 is $300.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.  Refer to Note 17. d).

The expected payments due by period, as at December 31, 2015, are as follows:

	Expected payments due by period as at December 31, 2015
	Less than 1 year	1 - 3 years	4 -5 years	Total
Office premises – Canada	$66	$199	$-	$265
Office premises – Peru	335	141	-	476
Office premises – Mexico	8	-	-	8
Total office premises	$409	$340	$-	$749
Computer equipment – Peru	126	47	-	173
Computer equipment – Mexico	4	139	-	143
Total computer equipment	$130	$186	$-	$316
Machinery – Mexico	-	59	-	59
Total machinery	$-	$59	$-	$59
Total operating leases	$539	$585	$-	$1,124

Page 60

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(All amounts in US$’000’s unless otherwise stated)

24.

Contingencies and Capital Commitments (continued)

d)

Tax Contingencies

The Company has been assessed taxes and related interest and penalties by the Peruvian tax authority, SUNAT, for tax years 2010 and 2011 in the amounts of $957, $564, respectively, for a total of $1,521.  The Company is currently appealing the assessments and believes the appeals will be ruled in favor of the Company.  The Company has provided a guarantee by way of a letter bond in the amount of $772. This bank letter of guarantee expires on September 8, 2016.

During 2015, the Company’s foreign trade operations for tax years 2011 to 2014 were under review by the Mexican Tax Administration Service (SAT) and facing an administrative customs procedure (PAMA) for specific temporary import documents (pediments). On October 27, 2015, the Mexican Tax Administration Service (SAT) issued a final resolution regarding the Company’s foreign trade operations for tax years 2011 to 2014, concluding that certain claims are denied resulting in an assessment of $25 customs excise tax, $63 in VAT, and $93 in penalties and interest for a total of $181 (the “Tax Credit”).  On December 11, 2015, the Company, through Afianzadora Sofimex S.A., has established a security bond in the amount of $215, in favor of the PAMA to collateralize the Tax Credit of $181. This security bond expires on December 10, 2017. Subsequent to December, 31, 2015, on January 21, 2016, the Company presented its arguments before the Federal Court for the nullity and voidance of the Tax Credit.

e)

Other Contingencies

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably for the Company.  Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company.  In the opinion of management, none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

25.

Subsequent event up to March 14, 2016

Subsequent to December 31, 2015, 4,940 share purchase options with an exercise price of CAD$3.38 were exercised resulting in issued and outstanding shares of 129,245,507.

Page 61